UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No.            )*

PUBLIC JOINT STOCK COMPANY MOBILE TELESYSTEMS
(Name of Issuer)

Ordinary Shares, par value 0.10 Russian rubles each
(Title of Class of Securities)

Not applicable**
(CUSIP Number)

RU0007775219
(ISIN)

18 December 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
X	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. N/A. ISIN: RU0007775219

	1. Names of Reporting Persons.	Progressive Investment Ideas Asset Management Joint- Stock Company
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
	4. Citizenship or Place of Organization	Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	171,382,580
	6. Shared Voting Power	N/A
	7. Sole Dispositive Power	171,382,580
	8. Shared Dispositive Power	N/A
	9. Aggregate Amount Beneficially Owned by Each Reporting Person	171,382,580
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9)	8.58%
	12. Type of Reporting Person	OO

CUSIP No.: Not applicable. ISIN: RU0007775219

ITEM 1.
(a)	Name of Issuer: Public Joint Stock Company Mobile TeleSystems

(b)	Address of Issuer's Principal Executive Offices: 4 Marksistskaya Street, Moscow 109147, Russian Federation

ITEM 2.
(a)	Name of Person Filing: Progressive Investment Ideas Asset Management Joint-Stock Company

(b)	Address of Principal Business Office, or if None, Residence: Varshavskoe Shosse, 95, building 1, floor 2, room 83, 117556, Moscow, Russian Federation.

(c)	Citizenship: Russian Federation

(d)	Title of Class of Securities: Ordinary Shares, par value 0.10 Russian rubles each

(e)	There is no CUSIP number assigned to the Ordinary Shares. The ISIN of the Ordinary Shares is RU0007775219.

ITEM 3. FILING PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c)

Not Applicable

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: 171,382,580

(b)	Percent of class: 8.58%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 171,382,580

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of: 171,382,580

(iv)	Shared power to dispose or to direct the disposition of: N/A

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10. CERTIFICATIONS.

By signing below I ce11ify that, to the best ofmy knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2023
(Date)
/s/ Andrei A. Mordavchenkov
(Signature)
Andrei A. Mordavchenkov, CEO
(Name/Title)